Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Result of AGM
Released	14:32 17-Nov-05

RNS Number:3034U
Wolseley PLC
17 November 2005

ANNUAL GENERAL MEETING: RESOLUTIONS
Wolseley plc is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

A breakdown of proxy votes lodged prior to the AGM is set out below.

RESOLUTION	IN FAVOUR		DISCRETIONARY		AGAINST		WITHHELD
NUMBER
	VOTES	%*	VOTES	%*	VOTES	%*	VOTES
1	419,574,591	99.35	192,961	0.05	2,545,071	0.60	20,465,048
2	377,477,264	90.76	167,770	0.04	38,262,756	9.20	26,869,881
3	442,310,931	99.96	184,365	0.04	2,189	0.00	280,186
4	440,193,167	99.48	191,695	0.04	2,105,806	0.48	287,003
5	440,765,309	99.61	186,303	0.04	1,537,084	0.35	288,975
6	440,192,976	99.48	194,304	0.04	2,098,505	0.48	291,886
7	423,102,617	99.55	203,508	0.05	1,706,564	0.40	17,764,982
8	418,875,175	97.46	188,600	0.04	10,734,778	2.50	12,979,118
9	439,569,133	99.34	195,339	0.04	2,729,960	0.62	283,239
10	437,968,080	98.98	324,254	0.07	4,186,230	0.95	299,107
11	436,308,944	98.63	201,473	0.05	5,872,630	1.32	394,624
12	442,224,378	99.94	193,839	0.04	64,282	0.02	295,172
13	425,602,478	97.22	208,070	0.05	11,958,786	2.73	5,008,337

* percentage of Votes cast excludes Withheld votes

Total number of votes cast by proxy: 442,777,671

As at the close of business on 16 November 2005, the issued share capital was 592,291,367 ordinary shares.

Copies of all the Resolutions approved at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:

Mark J White
Group Company Secretary and Counsel
0118 929 8700

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